Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS THIRD QUARTER 2012 RESULTS, COMPANY ON TRACK TO MEET 2012 PRODUCTION TARGET AND ACHIEVE STRONG GROWTH IN 2013

TORONTO, ONTARIO— (Marketwire — November 7, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the third quarter and first nine months of 2012. As previously announced, gold processed during the third quarter 2012 totaled 20,939 ounces from milling 193,999 tonnes at an average grade of 3.5 grams per tonne. A total of 20,665 ounces was poured during the third quarter, while the Company sold 20,450 ounces at an average price of US$1,665 per ounce. Cash costs for the third quarter were $105 per tonne and US$985 per ounce. Total capital expenditures, including exploration, for the first nine months of 2012 were $131.8 million, with the Company tracking to its target for the year of $170-$175 million. At November 6, 2012, the Company had approximately $76 million of cash and gold bullion inventory.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We ended the third quarter with a strong cash position, on track to meet our target for capital expenditures and very pleased with our operating cost performance, with per tonne cash costs for the first nine months of the year averaging below expected levels. We also remained on track with our development program at Timmins West Mine. We currently have four stopes in progress, with production recently commencing below the 650 Level in the UM Complex at Timmins Deposit. In-mine drilling has produced encouraging results, with high-grade mineralization being intersected outside the existing resource at both Timmins Deposit (750 Level) and Thunder Creek (765 Level), and recent drilling at Bell Creek confirming the significant potential of the North A Deep Zone below the 600 Level. At our mill, we achieved record throughput in the third quarter and have since increased our processing capacity to approximately 2,300 tonnes per day as a result of bringing on the first components of our mill expansion. We remain on track to achieve 2,500 tonnes per day by late November.

“Looking at the fourth quarter, our average grade has shown significant improvement and quarter-to-date is averaging over 4.0 grams per tonne. Based on our expectations for grades, and higher throughput levels going forward, we remain positioned to achieve our 2012 production guidance of pouring over 85,000 ounces of gold.”

Third Quarter 2012 Highlights

•                  Produced 20,939 ounces (recovered) in the third quarter 2012 (193,999 tonnes processed at an average grade of 3.5 grams per tonne), an 11% increase from the 18,833 ounces processed during the third quarter 2011; with a total of 20,665 ounces poured during the third quarter and 20,450 ounces sold at an average price of US$1,665 per ounce.

•                  Timmins West Mine: 16,054 ounces (146,958 tonnes @ 3.5 gpt)

•                  Bell Creek Mine: 4,884 ounces (47,041 tonnes @ 3.3 gpt)

•                  Produced 62,047 ounces (recovered) in the nine months ended September 30, 2012 (537,723 tonnes grading 3.7 grams per tonne); 61,143 ounces were poured and 63,839 ounces were sold at an average price of US$1,649 per ounce.

•                  Achieved record quarterly mill performance in the third quarter of 2012 with throughput averaging 2,108 tonnes per day and an average quarterly recovery rate of 97.1%.

•                  Reported cash operating cost per tonne during the third quarter and nine months ended September 30, 2012 of $105 and $112, respectively. Cash operating cost per ounce sold (before royalties) was US$985 for the third quarter and US$970 for the nine months ended September 30, 2012 (US$1,016 and US$997 after royalties, respectively).

•                  Strengthened the Company’s balance sheet by completing a credit facility with Sprott Resource Lending Partners (“Sprott”) for up to $70.0 million with $35.0 million from a gold-linked note drawn on July 16, 2012; issuing Convertible Unsecured Debentures for an aggregate principal amount of $103.5 million; and repaying a US$50.0 million credit facility with UniCredit Bank AG.

•                  Remained on track with the 2012 capital program, with capital expenditures for the first nine months of 2012 totaling $124.2 million with an additional $7.6 million of expenditures for exploration. The Company’s capital expenditures in 2012 are focused on increasing processing capacity and completing development and drilling at Timmins West Mine to support a 3,000 tonne per day mining rate and higher, more consistent grades.

•                  Advanced development, ore delineation and stope preparation work during the first nine months of 2012 with the capital program on track to position the Company for higher levels of production in 2013.

•                  8,051 metres of total capital development completed (6,820 metres at Timmins West Mine and 1,231 metres at Bell Creek Mine)

•                  106,000 metres of definition and delineation drilling completed (85,000 metres at Timmins West Mine and 21,000 metres at Bell Creek Mine).

•                  Achieved exploration success at Timmins West Mine, including intersecting high-grade mineralization outside the existing resource around the 750 metre level at Timmins Deposit (7.5 grams per tonne over 21.0 metres, 7.3 grams per tonne over 17.1 metres and 10.3 grams per tonne over 39.5 metres, including 58.0 grams per tonne over 3.0 metres). At Thunder Creek, high-grade mineralization was intersected 50 metres west of the existing resource at the 765 metre level, including 15.8 grams per tonne over 5.8 metres, 10.5 grams per tonne over 3.4 metres and 6.8 grams per tonne over 5.7 metres.

•                  Intersected high-grade mineralization in the North A Deep Zone at Bell Creek below the 600 metre level, confirming the Zone’s mineralized structure and orientation (intercepts included: 7.4 grams per tonne over 5.8 metres; 7.3 grams per tonne over 6.0 metres; 10.6 grams per tonne over 4.5 metres; 3.1 grams per tonne over 11.5 metres and 6.9 grams per tonne over 9.2 metres).

•                  Reported cash earnings from mine operations for the third quarter of 2012 of $13.2 million, up from $9.1 million for the third quarter of 2011. Cash earnings from mine operations for the first nine months of 2012 totaled $39.4 million, up from $23.0 million during the first nine months of 2011.

•                  Net loss for the third quarter and first nine months of 2012 were $10.8 million and $15.7 million, respectively (or $0.03 and $0.04 per common share, respectively), compared to net loss of $5.2 million and $5.4 million, respectively, for the same periods in 2011 ($0.01 per common share for both periods). The increase in net loss for both periods largely reflected non-cash items, including higher depreciation and depletion costs as well as a one-time write down of the Company’s investment in Northern Superior Resources Inc. in the third quarter 2012 and a mark-to-market loss during the quarter related to an embedded derivative on the Company’s $35 million gold-linked note with Sprott.

Outlook

Over the next six months, Lake Shore Gold is focused on completing extensive capital programs at the Timmins West Mine and its milling facility that will position the Company for strong production growth in 2013. The Company’s 50% mill expansion is being completed in stages, with processing capacity on track to increase to 2,500 tonnes per day by later this month and then to 3,000 tonnes per day during the second quarter of 2013. The Company continues to target full-year 2012 production of over 85,000 ounces poured. Cash cost per tonne in 2012 is tracking better than expected levels. Cash cost per ounce sold for the year is now expected to average over US$875, largely reflecting lower than expected grades during the third quarter of the year.

Total capital spending for first nine months of 2012 totaled $124.2 million with an additional $7.6 million of spending on exploration. The Company remains on track to complete its capital program in 2012 with total spending for the year estimated at $170-$175 million.

As of November 6, 2012, the Company had cash and cash equivalents and gold bullion inventory of approximately $76 million as well as an additional $35.0 million of liquidity from the Sprott credit facility (through a standby line of credit). Based on its current liquidity position and anticipated cash flow to the end of the year, the Company is positioned to finance the completion of the capital phase of the Timmins West Mine, including the Bell Creek Mill expansion. (All cash flow and other financial projections for 2012 are based on an assumed average gold price for the year of US$1,650 per ounce and a C$/US$ exchange rate of 0.98).

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Thursday, November 8, 2012 at 10:00 am EST to discuss the Company’s third quarter and nine month 2012 financial and operating results. Those wishing to access the call can do so using the telephone numbers that follow. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-641-6684 or 800-951-1214

Replay number: 416-626-4100 or 800-558-5253

Re-dial ID: 21609437

Available until: 11:59 pm (November 22, 2012)

Qualified Person

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person (“QP”) as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release. Mr. Gagnon is an employee of Lake Shore Gold.

The QP for the Company’s underground drill programs at the Timmins West Mine and Bell Creek Mine is Dean Crick, Director of Geology. As QP, Mr. Crick has prepared or supervised the preparation of the scientific or technical information, and verified the underground drill data, disclosed in this press release. Mr. Crick is an employee of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com